FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington
,
D.C.

20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
September
, 2009

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O.
BOX
 760
, 3000 DK,
ROTTERDAM
, THE
NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection w
ith Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:
1 October
, 2009

EXHIBIT INDEX

  -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 October 2009

Exhibit 99
Exhibit 1
:
    Stock Exchange Announcement dated 25 September 2009 entitled 'Unilever to Acquire the Personal Care Business of Sara Lee'

Exhibit 1:

UNILEVER TO ACQUIRE THE PERSONAL CARE BUSINESS OF SARA LEE

Leading brands such as Sanex, Radox and Duschdas strengthen category leadership in Skin Cleansing and Deodorants

London
 - September 25, 2009, Unilever today announced that it has made a binding offer to acquire the Personal Care business of the Sara Lee Corporation for €1.275 billion in cash. The transaction is subject to regulatory approval and consultation with European employee works councils.
Paul Polman, CEO of Unilever said: "Personal Care is a strategic category and a key growth driver for Unilever. This transaction builds on our portfolio in Western Europe and also in
Asia
. The Sara Lee brands enjoy strong consumer recognition, offer significant growth potential and are an excellent fit with Unilever's existing business."
Vindi Banga, President Foods, Home & Personal Care added: "We are delighted to have the opportunity to acquire such a strong stable of brands, which will help build on our global leadership positions in Skin Cleansing and Deodorants. They are a perfect complement to Unilever's existing portfolio of brands like Dove, Axe and Rexona."
The acquisition will strengthen Unilever's leadership positions overall in
Western Europe
. In addition, there is significant potential to build these brands in developing and emerging markets, which already generate approximately 15% of their annual sales.
The Sara Lee brands generated annual sales in excess of €750 million with an EBITDA of €128 million for the year ending June 2009.
-Ends-
25
th
 September, 2009

Safe

Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.